UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ICG COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.01 par value
          ------------------------------------------------------------
                            (Title of Class of Securities)

                                      449246 10 7
          ------------------------------------------------------------
                                    (CUSIP Number)

                                   J. Shelby Bryan
                        President and Chief Executive Officer
                               ICG Communications, Inc.
                                9605 E. Maroon Circle
                                    P.O. Box 6742
                           Englewood, Colorado  80155-6742
                                    (303) 572-5960
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   With Copies To:

                                 Leonard Gubar, Esq.
                                  Reid & Priest LLP
                                 40 West 57th Street
                              New York, New York  10019
                                    (212) 603-2000

                                  November 30, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If  the  filing  person  has  previously  filed  a  statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box [ ].


          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D




        CUSIP No. 449246 10 7         Page  2   of   5   Pages
                  -----------              ---      ---

        ====================================================================
        1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                J. Shelby Bryan

        --------------------------------------------------------------------
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                   (b) [ ]

        --------------------------------------------------------------------
        3    SEC USE ONLY

        --------------------------------------------------------------------
        4    SOURCE OF FUNDS                   OO (See Item 3)

        --------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

        --------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America

        --------------------------------------------------------------------
                      7   SOLE VOTING POWER   1,662,500 shares (see Item 5)

        NUMBER OF     ------------------------------------------------------
        SHARES        8   SHARED VOTING POWER N/A
        BENEFICIALLY
        OWNED BY      ------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER    1,662,500 shares
        REPORTING                                     (see Item 5)
        PERSON WITH   ------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER N/A

        --------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,662,500 shares (see Item 5)

        --------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]

        --------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         5.1%

        --------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON                  IN

        ====================================================================

                                                          Page 3 of 5 Pages


          ITEM 1.   SECURITY AND ISSUER

               The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, $.01 par value per share ("Common Stock"), of ICG Communications, Inc., a Delaware corporation ("Company"). The principal executive offices of the Company are located at 9605 East Maroon Circle, Englewood, Colorado 80155-6742.

          ITEM 2.   IDENTITY AND BACKGROUND

               (a) The name of the person filing this Statement is J. Shelby Bryan (the "Reporting Person").

               (b) The Reporting Person's business address is 4265 San Felipe, Suite 1413, Houston, Texas 77027.

               (c) The Reporting Person's present principal occupation is President and Chief Executive Officer of the Company. The
          Reporting Person is also a director of the Company. The Company's principal business is the provision of telecommunications services and its address is as set forth in
          Item 1.

               (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Reporting Person acquired beneficial ownership of 1,662,500 shares of Common Stock (for purposes of Rule 13d-3 under the Act) as a result of the vesting of certain options ("Options") to purchase such shares. The Options, which are currently exercisable at the Reporting Person's sole discretion, were granted to the Reporting Person under various Stock Option Agreements between the Company and the Reporting Person in connection with his employment by the Company.

          ITEM 4.   PURPOSE OF TRANSACTION

               The Reporting Person acquired beneficial ownership of 1,662,500 shares of Common Stock in connection with his employment by the Company. The Reporting Person reserves the right, in view of overall market conditions, his continued evaluation of the business and prospects of the Company, his continued employment by the Company and other factors, in open market or private transactions, to: (i) acquire direct or indirect beneficial ownership of additional shares of Common Stock (either through the vesting of the Options or purchases),
          (ii) to sell all or some of the Options or shares of Common Stock, or (iii) to otherwise trade in shares of the Common Stock.

                                                          Page 4 of 5 Pages

               Although the Reporting Person has no plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of this Item 4, the Reporting Person may consider plans or proposals relating to or resulting in one or more such transactions in the future depending upon factors then existing, such as the market for the Common Stock, the Company's then prospects, and other factors deemed relevant from time to time.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) The Reporting Person is the beneficial owner of an aggregate 1,662,500 shares of Common Stock (all of which are underlying currently exercisable options) representing 5.1% of the total number of shares of Common Stock outstanding (assuming the exercise in full of the Options) on the date hereof.

               (b) Assuming exercise in full of the Options, the Reporting Person has the sole power to vote and/or dispose of 1,662,500 shares of Common Stock.

               (c)  None.

               (d)  None.

               (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               None.

                                                          Page 5 of 5 Pages

          SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Date:  December 9, 1996              \s\ J. Shelby Bryan
                                             -------------------------------
                                                       (Signature)


                                                      J. Shelby Bryan
                                             -------------------------------
                                                       (Name/Title)